July 21, 2024

Sean Duffy
Chief Executive Officer
Omada Health, Inc.
500 Sansome Street, Suite 200
San Francisco, CA 94111

       Re: Omada Health, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 24, 2024
           CIK No. 0001611115
Dear Sean Duffy:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Co-founder and CEO Letter, page i

1. We note that you include a member testimonial in the letter to investors on page iii. If you continue to retain this customer feedback in the prospectus, please expand to provide information regarding the context in which the assessment was made, including that this testimonial was not solicited and that the member was not compensated. Prospectus Summary, page 1

2. Please balance your summary disclosures by including a discussion of your accumulated deficit. Please also expand your discussion of your net losses for the years ended
       December 31, 2023 and 2022 to briefly discuss your costs and operating expenses.
3. We note your disclosure that you sell your programs to customers that cover the cost for covered individuals. You also disclose on page F-14 that your customers are entities that have contracted with the Company, or through a channel partner of the Company, to offer
 July 21, 2024
Page 2

       one or more Omada virtual care programs and that the combination of the member, employer, and, in certain cases, an additional party providing insurance coverage
       represents the Company   s customer. Please revise to briefly describe
how you generate
       revenues for your services and products.
Our Market Opportunity, page 3

4. We note your disclosure regarding your addressable markets for prediabetes, diabetes, hypertension, MSK and Medicare Advantage. Please revise to define "near-term,"
       disclose the number of the target population and prevalence estimates for each, as well as your average monthly list price per active member. Please also revise to disclose the source of the data and explain the basis for any assumptions underlying your estimates.
       For example, we note your disclosure on page 116 that the "estimates assume that prevalence rates do not vary by geography or across age groups, with the exception of diabetes" and that you have assumed that you "could capture the entirety of the population with these conditions for purposes of these estimates."
5. You disclose that your target population comprises individuals covered by commercial health insurance. Please clarify whether all commercial health insurance covers your products and services.
Our Solution, page 4

6. We note the disclosure that your Care Teams are composed of health coaches, relevant specialists, and licensed physical therapists. Please revise to clarify, if true, that while you provide healthcare services, you do not currently provide medical physician services. We note your disclosure on page 56.

7. You state that you are "validated by experts" and that you have received full recognition
       from the CDC   s Diabetes Prevention Recognition Program for certain
deployments of our
       Omada for Prevention & Weight Health program. Please revise to explain the distinction of full recognition by the CDC and clarify whether you have received accreditations for all your products and services.
Non-GAAP Financial Measures, page 14

8. In the narratives you discussed and defined non-GAAP net losses excluding the impact of items including interest expense, interest income, etc. However, in the table below you presented non-GAAP operating loss, and provided the reconciliation for non-GAAP operating loss at page 95. Please revise to be consistent.
Potential members' failure to enroll after a customer or channel partner enters into an agreement with us could materially ..., page 23

9. Please revise to briefly explain why covered individuals may "fail to ultimately enroll at the expected volume" in some cases. Please also further discuss the assumptions you rely on to anticipate expected growth for your business and revenue.
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Page 3


If we fail to attract and retain senior leadership and key clinical, scientific, and technology employees and other service providers ..., page 31

10. Please revise to discuss the risk to investors from Messrs. Shao and Cook being able to terminate their employment contracts without notice or cause. We note your disclosure on
        page 173 that "Mr. Cook   s employment pursuant to the offer letter is
  at-will    and is
        terminable by either party with or without notice or cause" and your disclosure on page
        174 that "Mr. Shao   s employment pursuant to the offer letter is
at-will    and is terminable
        by either party with or without notice or cause."
If the licensed physical therapists who provide services to our members are characterized as employees, our business, financial condition..., page 36

11. We note the disclosure that you enter into agreements with a professional corporation,
        Physera Physical Therapy Group, PC (   PPTG   ), which enters into
contracts with licensed
        physical therapists pursuant to which they render professional services to your members.
        We further note disclosure on page F-8 stating that for the purpose of the consolidated financial statements, PPTG was determined to be a variable interest entity for which
        Omada is the primary beneficiary. Please revise this risk factor or include a separate risk factor to disclose that PPTG is treated as a VIE and address any material risks stemming from this accounting treatment.
Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead, page 63

12. We note the disclosure that the board of director's discretion to issue shares of preferred stock in the future could be used to significantly dilute the ownership of a hostile acquiror.
        Please revise to also disclose how future issuances or conversion of your preferred stock may be dilutive to your common stockholders.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery ..., page 65

13. We note your disclosure that the forum selection provision in your amended and restated
        certificate of incorporation may have the effect of discouraging lawsuits against you and your directors, officers or other employees. Please revise this risk factor to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Key Components of Results of Operations, page 87

14. We note your disclosure that your "latest pricing models for cardiometabolic programs are
        based on the respective member   s level of activity during the member
 s service period."
        Please revise to clarify if a member's level of activity is measured monthly or annually, and to explain how activity is assessed. Please also briefly discuss why the price for Omada for Diabetes and Omada for Hypertension is generally higher than the price for
        Omada for Prevention & Weight Health.
 July 21, 2024
Page 4

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2022 and 2023
Revenue, page 92

15. Revise to provide a more substantial discussion of the underlying drivers of the increase in revenue from fiscal 2022 to fiscal 2023. For example, discuss what contributed to the increase in total members, including impacts from new members and existing member retention; in that regard, we note you discussed Net Dollar Retention Rate elsewhere in the filing. Also elaborate to discuss fluctuations or impact from different programs, as well as any known trend and uncertainties. See Item 303 of Regulation
S-K.
Critical Accounting Policies, Estimates and Assumptions
Common Stock Valuations, page 102

16. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business, page 106

17. We note your disclosure that in 2023, your average customer satisfaction rate for the year was over 90%. We also note your disclosure that in 2023, more than 55% of your members still engaged with your cardiometabolic programs at least once per month after a year in the program, and over 50% still engaged monthly after two years. Please revise to disclose the source of these metrics and describe how the metrics were calculated. To provide additional context for your disclosure, please also discuss how these rates compare to your competitors.
Our Market Opportunity, page 115

18. We note that you make various statements throughout the registration statement regarding developments in the healthcare industry and the efficacy of your programs. For example, we note your disclosure on page 115 that "[m]embers who took GLP-1s and were meaningfully engaged in an Omada program lost on average 1.7 times the weight at 12 months when compared to members who were less engaged in the program." We also note your disclosure on page 116 that "[d]espite much effort over the last two decades, there has been little improvement in diabetes outcomes" and on page 128 that "GLP-1s represent a significant cost to medical budgets but are proven to result in significant clinical outcomes, often making the decision to include coverage for GLP-1 therapies a difficult one." Please revise to provide support for these statements. The Omada Care Approach, page 116

19. We note your disclosure on page 118 that "[e]ach Omada health coach also obtains certification as a Diabetes Prevention Program Lifestyle Coach" and that "[a]ll Omada cardiometabolic specialists are Certified Diabetes Care and Education Specialists." Please
       revise to discuss the significance of these certifications and note the organization
 July 21, 2024
Page 5

       providing the certification. Please also discuss the additional training received by health coaches in your hypertension program. We also note your disclosure on page 121 that
       "[u]pon enrollment, [you] match health coaches to members based on key indicators of their needs, then assign a Care Team depending on the program and context." Please expand your disclosure to discuss these key indicators and the matching process.
20. We note your disclosure on page 124 that you have developed your own ML algorithms, informed by data from your member interactions and information from your content libraries, to "create a content recommendation engine that can use predictive insights to present members with relevant wellness content and resources based on circumstances and factors that [y]our clinical teams believe are likely to make those resources most relevant." Please revise to discuss whether your ML algorithms rely on identifiable user data or whether the data is randomized. Please also expand your discussion regarding how you evaluate your members' form in performing certain exercises or motions, including whether you have conducted any assessments regarding potential downsides from virtual physical therapy sessions.
Clinical Leadership, page 131

21. Please revise your disclosure regarding your peer-reviewed studies to disclose the date of the studies, the organization that conducted each of the studies, how participants in the studies were selected, and any material assumptions and adverse findings, if any, underlying the summary outcomes.
22. We note your disclosure on page 134 that you have utilized a simulation model, created by GlobalData, to provide projected cost savings estimates up to five years. Please revise to discuss the assumptions underlying this simulation model and the projected savings.
Case Studies, page 141

23. We note your presentation of "case studies" in this section. Please revise to explain how the case studies are representative of your customers, how you identified the parties you are highlighting in the case studies and whether the results highlighted in the case studies are representative of your customers during the same time periods presented.
Competition, page 155

24. We note your disclosure that you currently face competition "from a range of digital health companies, including DarioHealth Corp., Hello Heart Inc., Hinge Health, Inc., Lark
       Technologies, Inc., Livongo (via Teladoc Health, Inc.), Onduo LLC, SWORD Health,
       Inc., Vida Health, Inc., and Virta Health Corp." Please revise to discuss how you compare to these competitors. Please also clarify which of these competitors offers cardiometabolic and MSK digital healthcare programs.
Intellectual Property, page 156

25. We note your disclosure that "[i]n the aggregate, [y]our intellectual property assets are of material importance to [y]our business; however, [you] believe that no single patent, technology, trademark, intellectual property asset, or license is material in relation to any segment of [y]our business as a whole." Please revise to disclose whether any of your issued patents will expire in the near-term.
 July 21, 2024
Page 6

Regulatory Environment, page 156

26. Please revise this section to discuss your current state of compliance with each of the regulatory requirements discussed. In particular, please explain, as discussed elsewhere in the registration statement, whether your products are subject to regulation by the FDA.
Executive Compensation, page 170

27. Please revise the 2023 summary compensation table to include a separate column for bonuses and stock awards. Refer to Item 402(c) of Regulation S-K. Description of Capital Stock, page 185

28. Please revise to describe the terms of the Series A, Series B, Series C, Series C-1, Series
       D, Series D-1, and Series E preferred stock in this section of your prospectus. Please also describe the terms of your outstanding warrants. We note your disclosures on pages F-28 and F-31.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

29.    Please address the following comments related to your revenue recognition:
           Disclose your arrangements with different type of customers, including but not limited to health plans and PBMs who are your direct customers or acting as channel partners reselling your programs to their own end customers. In that regard, you disclosed that as of December 31, 2023, customers accessing your programs via a channel partner represented more than 85% of your customer base. Disclose your revenue recognition accounting policies for each type of customer.
           Specifically disclose what method service revenue is recognized over time during the non-cancelable term as access to the program is provided.
           Disclose the type and amount of variable considerations impacting revenue and any significant change in estimate in accordance with ASC 606-10-50-12. In that regard, we note your disclosures include performance guarantees and an innovative approach to pricing on page 138, and that some fees are subject to repayment at page 33.
           Explain to us how you have considered ASC 606-10-32-25 when you receive
           payments from Cigna Ventures, LLC and its affiliates as your customers and also make payments to them for provision of services by such affiliates in connection with
           the administration of the Company   s programs as discussed under
related party note
           at page F-34.
General

30. We note the use of various industry terms in the prospectus. Please define the industry terms in the first instance of their use in the prospectus or consider including a glossary of defined terms.
31. Please revise to disclose the terms of your material agreements, including any provisions pursuant to which your fees are subject to repayment if certain clinical outcomes or other performance criteria are not met. Please also file any such agreements as exhibits to this
 July 21, 2024
Page 7

       registration statement or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. In particular, please disclose the terms of any material agreements with suppliers, including suppliers for devices and supplies that you deliver in connection with your programs, distributors, and partners, including partners that provide healthcare services complementary to your programs.
32. Please disclose the material terms of your agreements with PPTG and file the agreements as exhibits to this registration statement or provide your analysis as to why
       such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
33. We note the graphics and testimonial at the forefront of your prospectus. You state at the bottom of the gatefold page 2 that "images, including apps, do not reflect real members or information about a specific person. Testimonials are based on real members' experiences and individual results. We do not claim that these are typical results that members will achieve. Results may vary." As there appears to be no direct correlation between the individual and the quoted testimonial page 2, please revise the presentation. Please also revise to make the footnote disclosures at each page legible and define "A1C goal."
34. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Kathleen M. Wells, Esq.